QuickLinks -- Click here to rapidly navigate through this document
STEVE J. LEE
steve.lee@dechert.com +1 212 698 3552 Direct +1 212 314 0092 Fax

May 22, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	John Reynolds S. Thomas Kluck II
Re:	Shermen WSC Acquisition Corp. Registration Statement on Form S-1 File No. 333-133869

Ladies and Gentlemen:

        As discussed, attached please find the changes you requested that Shermen WSC Acquisition Corp. make for its 424(b) prospectus. If you have any questions, comments or desire further information regarding the changes that are reflected in the attached, please contact the undersigned at (212) 698-3552.

Sincerely,

/s/ STEVE J. LEE Steve J. Lee

Enclosures via Federal Express

cc:    Francis P. Jenkins, Jr., Chairman and Chief Executive Officer

SUMMARY FINANCIAL DATA

        The following table summarizes the relevant financial data for our business and should be read in conjunction with our financial statements, and the related notes thereto, which are included elsewhere in this prospectus. To date, our efforts have been limited to organizational activities and activities related to this offering so only balance sheet data is presented below.

	March 31, 2007
		As Adjusted(1)
	Actual	Without Over-Allotment Option	With Over-Allotment Option
Balance Sheet Data:
Working capital/(deficiency)(2)	($452,887)	$116,639,523	$113,667,523
Total assets	478,348	119,669,523	137,129,523
Total liabilities(3)	473,825	3,030,000	3,462,000
Value of common stock that may be converted to cash (approximately $5.97 and $5.95 per share without and with the over-allotment option, respectively, without taking into account interest earned on the trust account)	—	47,759,994	54,743,994
Stockholders' Equity	4,523	68,879,529	78,923,529

(1)
The "as adjusted" information gives effect to the sale of the units we are offering pursuant to this prospectus, including the application of the estimated gross proceeds, the receipt of approximately $3,650,000 from the sale of the founder warrants in a private placement that will take place concurrently with this offering, and the payment of the estimated remaining costs from such unit sale. The working capital (as adjusted) and total assets (as adjusted) amounts do not include $1,500,000, the maximum amount from one half of the interest earned on the trust account. One half of the interest earned on the trust account will be disbursed to us on a monthly basis for working capital purposes including the repayment of the limited recourse $150,000 loan from Shermen Capital Partners, LLC. If a business combination is not so consummated, we will be dissolved and the proceeds held in the trust account, including the amount held in trust representing the deferred portion of the underwriters' fee, will be distributed solely to our public stockholders.

(2)
The working capital (as adjusted) amount includes the $4,800,000 ($5,520,000 if the over-allotment option is exercised in full) being held in the trust account that will either be paid to the underwriters upon consummation of our initial business combination or to our public stockholders in the event we do not consummate a business combination within the required time period.

(3)
The total liabilities (as adjusted) amount includes the $4,800,000 ($5,520,000 if the over-allotment option is exercised in full) being held in the trust account that will either be paid to the underwriters upon consummation of our initial business combination or to our public stockholders in the event we do not consummate a business combination within the required time period. However, for purposes of presentation, total liabilities (as adjusted) assumes that we have converted the maximum of 7,999,999 shares to cash in connection with our initial business combination, reducing the underwriters' fee by $0.24 per share, or approximately $1,920,000 ($2,208,000 if the over-allotment option is exercised in full).

DILUTION

        The difference between the public offering price per share of common stock, assuming no value is attributed to the warrants included in the units, and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of common stock that may be converted into cash), by the number of outstanding shares of our common stock.

        At March 31, 2007, our net tangible book value was a deficiency of $452,887, or approximately $(0.09) per share of common stock. After giving effect to the sale of 20,000,000 shares of common stock included in the units, the deduction of underwriting discounts and estimated expenses of this offering, a 1.15 for 1 forward stock split of our common stock to be effected immediately prior to this offering, pursuant to which our existing stockholders will receive an additional 750,000 shares (these 750,000 shares are subject to forfeiture on a pro rata basis in the event that the underwriters' over-allotment option is exercised but not exercised in full) and assuming forfeiture of 750,000 shares issued to our existing stockholders in the 1.15 for 1 forward stock split, our pro forma net tangible book value (as decreased by the value of 7,999,999 shares of common stock which may be converted into cash) at March 31, 2007 would have been $68,879,529 or $4.05 per share, representing an immediate increase in net tangible book value of $4.14 per share to the existing stockholders and an immediate dilution of $1.95 per share or 33% to new investors not exercising their conversion rights.

        The following table illustrates the dilution to the new investors on a per share basis, assuming no value is attributed to the warrants included in the units:

Public offering price		$6.00
Net tangible book deficit before this offering	$(0.09)
Increase attributable to new investors	$4.14

Pro forma net tangible book value after this offering without exercise of over-allotment		$4.05

Dilution to new investors without exercise of over-allotment		$1.95

Pro forma net tangible book value after this offering with exercise of over-allotment		$4.04

Dilution to new investors with exercise of over-allotment		$1.96

        For purposes of presentation, our pro forma net tangible book value after this offering is approximately $47,759,994 less than it otherwise would have been because if we effect a business combination, the conversion rights to the public stockholders may result in the conversion into cash of up to approximately 39.99% of the aggregate number of the shares sold in this offering at a per-share conversion price equal to the amount in the trust account as of the record date for the determination of stockholders entitled to vote on the business combination, inclusive of any interest, divided by the number of shares sold in this offering.

        If holders of no more than approximately 39.99% of the shares sold in this offering vote against a proposed business combination and seek to exercise their conversion rights and such business combination is consummated, the existing stockholders have agreed to forfeit and return to us for cancellation a number of shares so that they will collectively own no more than 23.0% of our outstanding common stock upon consummation of such business combination (without giving effect to any shares that may be issued in the business combination). If we are unable to effect a business combination and liquidate, none of our existing stockholders will receive any portion of the liquidation proceeds with respect to common stock owned by them immediately before this offering.

        The pro forma net tangible book value after the offering, assuming the underwriters' over-allotment option is not exercised, is calculated as follows:

Numerator:
Net tangible book value before this offering	$(452,887)
Net proceeds from this offering and private placement of warrants	119,515,000
Offering costs accrued for or paid in advance and excluded from net tangible book value before this offering	457,410
Less deferred underwriters' fee payable on consummation of a business combination(1)	(2,880,000)
Less: Proceeds held in the trust account subject to conversion to cash (7,999,999 shares × $5.97)	(47,759,994)

$68,879,529

Denominator:
Shares of common stock outstanding prior to this offering(2)	5,000,000
Shares of common stock included in the units offered	20,000,000
Less: Shares subject to conversion(3)	(7,999,999)

17,000,001

        The pro forma net tangible book value after the offering, assuming the underwriters' over-allotment option is exercised, is calculated as follows:

Numerator:
Net tangible book value before this offering	$(452,887)
Net proceeds from this offering and private placement of warrants	136,975,000
Offering costs accrued for or paid in advance and excluded from net tangible book value before this offering	457,410
Less deferred underwriters' fee payable on consummation of a business combination(1)	(3,312,000)
Less: Proceeds held in the trust account subject to conversion to cash (9,199,999 shares × approximately $5.95)	$(54,743,994)

$78,923,529

Denominator:
Shares of common stock outstanding prior to this offering	5,750,000
Shares of common stock included in the units offered	23,000,000
Less: Shares subject to conversion	(9,199,999)

19,550,001

(1)
The deferred underwriting discounts and commissions are subject to a $0.24 per share reduction for stockholders who exercise their conversion rights.

(2)
After giving effect to the forfeiture of 750,000 shares to be issued to our existing stockholders in the 1.15 for 1 forward stock split to be effected immediately prior to this offering, assuming the underwriters' over-allotment option is not exercised.

(3)
Does not reflect the possible forfeiture of shares by our existing stockholders, in connection with the exercise by our public stockholders of their conversion rights, of a number of shares so that they will collectively own no more than 23.0% of our outstanding common stock upon consummation of a business combination (without giving effect to any shares that may be issued in the business combination).

        The holders of the majority of these shares will be entitled to make up to two demands that we register these shares pursuant to an agreement to be signed prior to or on the date of this prospectus. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which the lock-up period expires. In addition, these stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to such date. We will bear the expenses incurred in connection with the filing of any such registration statements.

        (b) Certain of our directors and officers have agreed to purchase through Sherman WSC Holding LLC from us on the closing date of this offering an aggregate of 5,214,286 warrants in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities of Act of 1933, as amended. The warrants will be sold for a total purchase price of $3,650,000 or $0.70 per warrant.

Item 16. Exhibits and Financial Statement Schedules.

        (a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation*
3.2	By-laws*
4.1	Specimen Unit Certificate*
4.2	Specimen Common Stock Certificate*
4.3	Specimen Warrant Certificate*
4.4	Specimen Founder Warrant Certificate
4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant*
4.6	Form of Founder Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant
4.7	Form of Underwriter Purchase Option of CIBC World Markets Corp.
4.8	Form of Underwriter Purchase Option of CRT Capital Group LLC
5.1	Opinion of Dechert LLP*
10.1	Letter Agreement between the Registrant and Sherman WSC Holding LLC*
10.2	Letter Agreement between the Registrant and Francis P. Jenkins, Jr.*
10.3	Letter Agreement between the Registrant and G. Kenneth Moshenek*
10.4	Letter Agreement between the Registrant and John E. Toffolon, Jr.*
10.5	Letter Agreement between the Registrant and Joseph F. Prochask*
10.6	Letter Agreement between the Registrant and Donald D, Pottinger*
10.7	Letter Agreement between the Registrant and Francis P. Jenkins, III*
10.8	Form of Stock Escrow Agreement between Continental Stock Transfer & Trust Company and each of the Existing Stockholders*

II-5

QuickLinks

SUMMARY FINANCIAL DATA
DILUTION